R.F. 6/3/2002



02040737

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: Press release announcing the termination of the Cooperation Framework Agreement with MobilCom and Mr. Schmid.

PADOCS01/217107.12


france telecom

France Telecom and Orange terminate the Cooperation Framework Agreement with MobilCom and Mr. Schmid

Paris, London, June 11, 2002 - France Telecom and Orange today issued a notice to MobilCom and Mr. Schmid terminating the Cooperation Framework Agreement ("CFA") entered into between France Telecom, MobilCom and Mr. Schmid on 23 March 2000, constituting the entire basis of the relationships between the parties. This follows a series of breaches of the CFA by Mr. Schmid and MobilCom, including:

- Mr. Schmid and the MobilCom Supervisory Board have repeatedly misinterpreted the CFA by alleging that France Telecom and Orange's rights to approve important decisions of MobilCom, such as the Company's business plan, were not enforceable
- As evidenced by a report by BDO, Mr. Schmid has breached a number of articles of the German corporation law in connection with transactions between MobilCom and Millennium GmbH, a company owned by Mr. Schmid's wife.
- In consideration of the severe breaches of the CFA by Mr. Schmid in connection with Millennium and his failure to procure the repayment of approximately €70 million by 6 June 2002 as requested by the Supervisory Board, France Telecom and Orange recommended that Mr. Schmid either resign or be dismissed. On two occasions – the Supervisory Board meetings of 29 May and 7 June – Mr. Schmid refused to resign and the Supervisory Board rejected motions to dismiss him.

In these circumstances, France Telecom / Orange have clear legal grounds to terminate the CFA and, in consideration of the loss of confidence that has occurred between France Telecom / Orange and Mr. Schmid and MobilCom, France Telecom / Orange have no option but to terminate the CFA.

As a shareholder, France Telecom / Orange will continue to pursue discussions with various parties concerned about the future of MobilCom in order to determine whether an acceptable solution can be found.

Press Contacts :

France Telecom
Bruno Janet,
Senior Vice President
Group Corporate Information
Tel. : + 33 (0) 1 44 44 88 71
bruno.janet@francetelecom.com

Nilou du Castel,
Group Press Director France Telecom
Tel. : + 33 (0) 1 44 44 93 93
nilou.ducastel@francetelecom.com

Orange S.A.
Denise Lewis,
Group Director of Corporate Affairs
Tel. : 44 + (0) 20 7984 2000
denise.lewis@orange.co.uk

Niamh Byrne,
Head of Media Relations
Tel. : 44+ (0) 20 7984 2000
niamh.byrne@orange.co.uk

Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated:

By: ____________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations